SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE TO

                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. 6) *

                                FINAL AMENDMENT



                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                 --------------------------------------------
                      (Name of Subject Company (Issuer))



                     WESTERN REAL ESTATE INVESTMENTS, LLC
           --------------------------------------------------------
           (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))



                           LIMITED PARTNERSHIP UNITS
                          ---------------------------
                          (Title of Class Securities)



                                     None
                      ----------------------------------
                      (CUSIP Number of Class Securities)

              --------------------------------------------------
                                  BEN FARAHI
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 830-6665
              --------------------------------------------------
                                   Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                  SUITE 2100
                            CHICAGO, ILLINOIS 60601
              --------------------------------------------------

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                           CALCULATION OF FILING FEE
  --------------------------------------------------------------------------
      Transaction Valuation*  $5,080,000     Amount of Filing Fee  $1,016
  --------------------------------------------------------------------------

      * For purposes of calculating the fee only. This amount assumes the purchase of 40,000 units of limited partnership interest of the subject partnership for $127 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

      [   ] Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              $1,016

Form or Registration No.:            Schedule TO

Filing Party:                        Western Real Estate Investments, LLC

Date Filed:                          February 12, 2001, February 20, 2001,
                                     February 27, 2001, March 2, 2001,
                                     March 7, 2001 and March 15, 2001

      [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ X ] third-party tender offer subject to Rule 14d-1.
      [   ] issuer tender offer subject to Rule 13e-4.
      [   ] going-private transaction subject to Rule 13e-3.
      [   ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]



                            TENDER OFFER STATEMENT

      This Amendment No. 6 amends the Tender Offer Statement on Schedule TO filed on February 12, 2001, as amended by Amendment No. 1 filed on February 20, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on March 2, 2001, Amendment No. 4 filed on March 7, 2001 and Amendment No. 5 filed on March 15, 2001 by Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage
Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:


ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 7 is hereby supplemented and amended by the following:

      The total amount of funds required by the Purchaser to purchase the 6,678 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $848,106. The Purchaser obtained such funds (plus funds to pay fees and expenses) from capital contributions from Farahi Investment Company, the sole owner of the Purchaser.


ITEM 8      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 8 is hereby supplemented and amended to add the following:

      The Offer expired at 12:00 midnight, New York City time, on Thursday, March 15, 2001. Pursuant to the Offer, as of 12:00 midnight, New York City time on Thursday, March 15, 2001, the Purchaser accepted for payment 6,678 Units, constituting approximately 3.55% of the Units.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               WESTERN REAL ESTATE INVESTMENTS, LLC

                               By:   Farahi Investment Company, member


                                     By    /s/ Ben Farahi
                                           ------------------------------
                                           Ben Farahi
                                           Partner




Dated:  May 22, 2001